FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 18, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                                FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 17, 2007


Item 3   News Release
         ------------

         Issued April 17, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, CANADA, April 17, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology and products based on its advanced fast pyrolysis process, announced it has launched a major initiative to work with First Nations communities in Canada. Dynamotive has established a new subsidiary, First Resources Corporation, to develop ethical, environmental and social solutions by joining First Nations' heritage and values with leading edge technology. It is the culmination of more than two years of joint work with First Nations led by Johnna Sparrow Crawford of the Musqueam Band in British Columbia, who joins the Board of the newly established subsidiary and as spokesperson for the Company. The Company's management team is led by Caroline Forester as Manager First Nations Business Development.


Item 5   Full Description of Material Change
         -----------------------------------


5.1  Full Description of Material Change

VANCOUVER, CANADA, April 17, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology and products based on its advanced fast pyrolysis process, announced it has launched a major initiative to work with First Nations communities in Canada.

Dynamotive has established a new subsidiary, First Resources Corporation, to develop ethical, environmental and social solutions by joining First Nations' heritage and values with leading edge technology. It is the culmination of more than two years of joint work with First Nations led by Johnna Sparrow Crawford of the Musqueam Band in British Columbia, who joins the Board of the newly established subsidiary and as spokesperson for the Company. The Company's management team is led by Caroline Forester as Manager First Nations Business Development.

Dynamotive President and CEO, Andrew Kingston, said "Dynamotive is fully committed to developing relationships and substantial projects with First Nations and extending our activities to other aboriginal communities in the Americas.

"We want to be part of the drive towards sustainability and we believe that, through interacting with the very people whose oldest values in life have been to respect and live in harmony with the resources offered by Mother Earth, we will be able to better achieve this objective. It has been a pleasure to work with Mrs. Sparrow Crawford and I would like to thank her and all who have supported this development over the past two years."

First Resources' Director, Johnna Sparrow Crawford, said "I am very proud and excited to be part of a company that is pledged to helping to bring economic prosperity, positive environmental change and a leading edge technology to native communities throughout Canada.

"This is a wonderful opportunity to demonstrate to the world that given the chance, First Nations people, 'the original stewards of this land', can be full partners in helping re-dress the imbalance to the environment that has been wrought by excessive industrialization and thus help ensure that future generations are not blighted by it."

Forester said First Resources has already started working with First Nations communities in Western Canada. "We are in discussions with a number of them and have outlined projects that we believe have significant potential based on locally-based wood waste resources."

Canada has over a billion acres of forest that represents nearly 10% of the world's forests. The majority is publicly owned. About 80% of First Nations are located within commercial forest areas.

In the US, the Bureau of Indian Affairs (BIA) is responsible for the administration and management of 55.7 million acres of land held in trust by the United States for American Indians, Indian tribes, and Alaska Natives. There are 561 federally recognized tribal governments in the United States. Developing forestlands, leasing assets on these lands, directing agricultural programs, protecting water and land rights, developing and maintaining infrastructure and economic development are all part of the agency's responsibilities.

BioOil produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which is a prime cause of acid rain. BioOil and Intermediate BioOil are price-competitive replacements for heating oils #2 and #6 which are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program.


5.2  Disclosure for Restructuring Transactions

     N/A

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable

Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         April 17, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)   "Andrew Kinston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  April 17, 2007

           DYNAMOTIVE ESTABLISHES FIRST RESOURCES CORPORATION TO
          DEVELOP PARTNERSHIPS WITH FIRST NATIONS PEOPLE IN CANADA

 Dynamotive Merges First Nations' Heritage and Values with Leading Edge
                                 Technology

VANCOUVER, CANADA, April 17, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology and products based on its advanced fast pyrolysis process, announced it has launched a major initiative to work with First Nations communities in Canada.

Dynamotive has established a new subsidiary, First Resources Corporation, to develop ethical, environmental and social solutions by joining First Nations' heritage and values with leading edge technology. It is the culmination of more than two years of joint work with First Nations led by Johnna Sparrow Crawford of the Musqueam Band in British Columbia, who joins the Board of the newly established subsidiary and as spokesperson for the Company. The Company's management team is led by Caroline Forester as Manager First Nations Business Development.

Dynamotive President and CEO, Andrew Kingston, said "Dynamotive is fully committed to developing relationships and substantial projects with First Nations and extending our activities to other aboriginal communities in the Americas.

"We want to be part of the drive towards sustainability and we believe that, through interacting with the very people whose oldest values in life have been to respect and live in harmony with the resources offered by Mother Earth, we will be able to better achieve this objective. It has been a pleasure to work with Mrs. Sparrow Crawford and I would like to thank her and all who have supported this development over the past two years."

First Resources' Director, Johnna Sparrow Crawford, said "I am very proud and excited to be part of a company that is pledged to helping to bring economic prosperity, positive environmental change and a leading edge technology to native communities throughout Canada.

"This is a wonderful opportunity to demonstrate to the world that given the chance, First Nations people, 'the original stewards of this land', can be full partners in helping re-dress the imbalance to the environment that has been wrought by excessive industrialization and thus help ensure that future generations are not blighted by it."

Forester said First Resources has already started working with First Nations communities in Western Canada. "We are in discussions with a number of them and have outlined projects that we believe have significant potential based on locally-based wood waste resources."

Canada has over a billion acres of forest that represents nearly 10% of the world's forests. The majority is publicly owned. About 80% of First Nations are located within commercial forest areas.

In the US, the Bureau of Indian Affairs (BIA) is responsible for the administration and management of 55.7 million acres of land held in trust by the United States for American Indians, Indian tribes, and Alaska Natives. There are 561 federally recognized tribal governments in the United States. Developing forestlands, leasing assets on these lands, directing agricultural programs, protecting water and land rights, developing and maintaining infrastructure and economic development are all part of the agency's responsibilities.

BioOil produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which is a prime cause of acid rain. BioOil and Intermediate BioOil are price-competitive replacements for heating oils #2 and #6 which are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Construction progress at the new Guelph plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:
Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028
Nathan Neumer, Director, Communications,
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
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